UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*


                        EP Medsystems Inc.
      ______________________________________________________
                        (Name of Issuer)

                    Common stock, No Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         26881P103
               ____________________________________
                         (CUSIP Number)



Check the following box if a fee is being paid with this

statement |x|.  (A fee is not required only if the filing person:

(1) has a previous statement on file reporting beneficial

ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).  (See Rule 13d-7).



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





















CUSIP No.26881P103               13G         Page  2  of  9



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     AWM Investment Company, Inc. ("AWM")

     11-2086452

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     Delaware

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 NUMBER OF     (5) SOLE VOTING POWER             101,000

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER           None

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER         436,500

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER      None

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(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     436,500

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     5.7

----------------------------------------------------------------

(12) TYPE OF REPORTING PERSON*



     IA

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CUSIP No.26881P103              13G         Page  3   of   9



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(1)  NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



     Austin W. Marxe

     ###-##-####

----------------------------------------------------------------

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |

                                                        (b) |X|

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(3)  SEC USE ONLY



----------------------------------------------------------------

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION



     United States

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 NUMBER OF     (5) SOLE VOTING POWER         101,000

  SHARES       -------------------------------------------------

BENEFICIALLY   (6) SHARED VOTING POWER       335,500

 OWNED BY      -------------------------------------------------

   EACH        (7) SOLE DISPOSITIVE POWER    436,500

 REPORTING     -------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER       None

----------------------------------------------------------------

(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON



     436,500

----------------------------------------------------------------

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*



----------------------------------------------------------------

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



     5.7

----------------------------------------------------------------

(12) TYPE OF REPORTING PERSON*



     IN

----------------------------------------------------------------























                                             Page 4 of 9 Pages



Item 1.

(a)  Name of Issuer:  EP Medsystems Inc.

(b)  Address of Issuer's Principal Executive Offices:

     58 Route 46 West, Bud Lake, NJ  07828

Item 2.

(a)-(c)   Name of Person Filing; Address of Principal Business

Office; and Place of Organization:  This statement is filed on behalf of (i) AWM Investment Company, Inc., a Delaware

corporation ("AWM") and (ii) Austin W. Marxe.  Each of the

foregoing is hereinafter individually referred to as a

"Reporting Person" and collectively as the "Reporting

Persons."  The principal office and business address of the

Reporting Persons is 153 East 53 Street, New York, New York

10022.  AWM Investment Company, Inc., a Delaware corporation primarily owned by Austin Marxe, serves as the sole general

partner of MGP. MGP is a general partner of and investment

adviser to the Special Situations Fund III, L.P. (the Fund).

MGP is registered as an investment adviser under the

Investment Advisers Act of 1940, as amended.  AWM is a

registered investment advisor to, and general partner of,

Special Situations Cayman Fund, L.P., a limited partnership

formed under the laws of the Cayman Islands (the Cayman Fund).

Austin W. Marxe is the principal limited partner of MGP and is the President and Chief Executive Officer of AWM.  Mr. Marxe

is also an associated person of MGP and is principally

responsible for the selection, acquisition and disposition of

                                   Page 5 of 9 Pages

the portfolio securities by AWM on behalf of MGP and the Fund.

2(b) Title of Class of Securities: See cover sheets.

2(c) CUSIP Number:  See cover sheets.

Item 3.If this statement is filed pursuant to Rule 13d-1(b),

     or 13d-2(b), check whether the person filing is a:

(a) ( )   Broker or Dealer registered under section 15 of the

          Act

(b) ( )   Bank as defined in section 3(a) (6) of the Act

(c) ( )   Insurance Company as defined in section 3(a) (19) of

          the Act

(d) ( )   Investment Company registered under section 8 of the

          Investment Company Act

(e) (x)   Investment Adviser registered under section 203 of

          the Investment Advisers Act of 1940

(f) ( )   Employee Benefit Plan, Pension Fund which is subject

          to the provisions of the Employee Retirement Income

          Security Act of 1974 or Endowment Fund

(g) ( )   Parent Holding Company, in accordance with $240.13d

          -1 (b) (ii) (G)

(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii)

          (H)

See Exhibit A attached hereto.

Item 4.   Ownership:

(a)  Amount Beneficially Owned:  436,500 shares of common

stock are beneficially owned by AWM and Austin Marxe; of which

335,500 shares are owned by the fund and 101,000 shares are

                                   Page 6 of 9 Pages

owned by the Cayman fund.

(b)  Percent of Class:  5.7 percent of the common stock are

beneficially owned by AWM and Austin Marxe.

(c)  Number of Shares as to Which Such Person Has Rights to

 Vote and/or Dispose of Securities:  AWM has the sole power to vote or direct the vote of securities reported hereby which

are beneficially owned by AWM by virtue of it being the

Investment Advisor to the Cayman Fund.  Austin W. Marxe has

the sole power to vote or to direct the vote of securities

reported hereby which are beneficially owned by Austin Marxe by virtue of being the primary owner of and President and

Chief Executive Officer of AWM.  Austin Marxe has shared power to vote or to direct the vote of all securities owned by

Austin Marxe by virtue of being an Individual General Partner of the Fund.  AWM and Austin Marxe have the sole power to

dispose or to direct the disposition of all shares reported

hereby which are beneficially owned respectively by AWM and

Austin Marxe.

Item 5. Ownership of Five Percent or Less of a Class:  If this statement is being filed to report the fact that as of the

date hereof the reporting person has ceased to be the

beneficial owner of more that five percent of the class of

securities, check the following     .

Item 6.Ownership of More than Five Percent on Behalf of

Another Person:  The fund and the Cayman Fund, as owners of

the securities in question, have the right to receive any

                                   Page 7 of 9 Pages

dividends from or proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary

 Which Acquired the Security being Reported on By the Parent

Holding Company:  See Exhibit A attached hereto.

Item 8. Identification and Classification of Members of the

 Group:  Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.  Certification:

               Each of the undersigned certifies that, to the

best of its or his knowledge and belief, the securities

referred to above were acquired in the ordinary course of

business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the

issuer of such securities and were not acquired in connection with or as a participant in any transaction having such

purpose or effect.





















                                   Page 8 of 9 Pages







                          SIGNATURE



     After reasonable inquiry and to the best of his knowledge

and belief, each of the undersigned certifies that the

information set forth in this statement is true, complete and correct.



Dated: February 4, 1997







                    AWM INVESTMENT COMPANY, INC.







                    By: /s/ Austin W. Marxe

                         Austin W. Marxe

                         President and Chief Executive Officer









                         /s/ Austin W. Marxe

                         AUSTIN W. MARXE

































                                        Page 9 of 9 Pages











                          EXHIBIT A





     This Exhibit explains the relationship between the

Reporting Persons.  Austin W. Marxe is the principal owner and

President of AWM.  AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers

Act of 1940, as amended.  MGP is a general partner of and

investment adviser to the Fund.  AWM ia a registered

investment adviser under the Investment Advisers Act of 1940 and also serves as the general partner of, and investment

adviser to, the Cayman Fund.